COMMUNITY HEALTHCARE TRUST INCORPORATED

COMMUNITY HEALTHCARE OP, LP

3326 Aspen Grove Drive

Suite 150

Franklin, Tennessee 37067

September 22, 2016

VIA EDGAR

Mr. Rahul Patel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Community Healthcare Trust Incorporated and Community Healthcare OP, LP

Registration Statement on Form S-3

File Number 333-213614 and 333-213614-1

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Community Healthcare Trust Incorporated and Community Healthcare OP, LP (together, the “Registrants”) hereby request acceleration of effectiveness of the registration statement on Form S-3 (File No. 333-213614 and 333-213614-1) to 4:00 p.m., Eastern Time, on September 26, 2016 or as soon as practicable thereafter.

In connection with this request, the Registrants acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Tonya Mitchem Grindon, of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, at (615) 726-5607, if you have any questions concerning this request.

Very truly yours,

Community Healthcare Trust Incorporated

By:	/s/ Timothy G. Wallace
Name:	Timothy G. Wallace
Title:	Chief Executive Officer and President

Community Healthcare OP, LP
By:	Community Healthcare Trust Incorporated,
its sole general partner

By:	/s/ Timothy G. Wallace
Name:	Timothy G. Wallace
Title:	Chief Executive Officer and President